

December 22, 2010

Via Facsimile ((510) 834-8309) and U.S. Mail

Paul Derenthal, Esq.
Derenthal & Dannhauser, LLP
1999 Harrison Street, Suite 2650
Oakland, CA 94612

   Re: Inland American Real Estate Investment Trust, Inc.
      Schedule TO-T
      Filed December 15, 2010 by Lapis Investment Business Trust
      File No. 005-85811

Dear Mr. Derenthal:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Summary Term Sheet

1. We note that in your response to "Do you have the financial resources to make payment?" you refer to the bidder having unrestricted lines of credit. We also note that your disclosure in section 12 of the offer document does not include a similar reference. To the extent you intend to finance the tender offer with borrowed funds, please provide the disclosure required by Item 1007(d) of Regulation M-A; otherwise, please revise the disclosure to be consistent.

2. Please tell us what consideration you have given to revising the last clause in the answer: it appears that security holders would determine the relevance of the bidder's financial condition and you would make a determination of whether you believe your financial condition is material under the requirements of Schedule TO.

3.   Please provide us your analysis as to why you appear to believe that your financial statements are not material.

4.   We note that in your response to "When will you pay me for the shares I tender?" you condition payment on confirmation from Inland American that the tendering security holder owns the shares. We also note in section 2 of the offer document that the payment is conditioned on confirmation from Inland American that the shares have been transferred. Please tell us how these conditions to payment will comply with the prompt payment provision in Rule 14e-1(c).

Certain Information Concerning the Purchasers and their Principals

5.   Please provide the disclosure required by Item 3(c) of Schedule TO with respect to Ms. Hatch.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidder is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions